ORRICK, HERRINGTON & SUTCLIFFE 奧睿律師事務所 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG tel 852-2218-9100 fax 852-2218-9200 WWW.ORRICK.COM

December 7, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russell Mancuso, Branch Chief, Legal
Gabriel Eckstein
Daniel Morris, Special Counsel
Martin James
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation
Registration Statement on Form S-1
Registration No. 333-168624

Ladies and Gentlemen:

This letter is being filed in response to your letter dated December 3, 2010 (the “Staff Letter”), setting forth comments relating to Amendment No. 8 to the Registration Statement on Form S-1  (“Amendment No. 8”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on November 22, 2010, with the Securities and Exchange Commission (the “Commission” or the “Staff”). The Company is concurrently filing today with the Commission Amendment No. 9 to Form S-1 (“Amendment No. 9”).  For your reference, a copy of Amendment No. 9, together with four marked copies of Amendment No. 9 indicating changes from Amendment No. 8, are enclosed with this letter.

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 9 that have revisions to or insertions of language which seeks to address the Staff’s comment.

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •  ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR
SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA)  •  DAVID R. HALPERIN (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS)
CHRISTOPHER H. STEPHENS (NEW YORK)

We may not be successful in expanding..., page 19

1.             We note that in response to prior comment 1 you have revised this risk factor rather than the first risk factor on page 14 which specifically contemplates infringement of your intellectual property rights. Revise the heading of this risk factor to identify the risk of third-party infringement  discussed in the risk factor narrative on pages 19-20.  Furthermore, please revise the narrative to clarify that the risk relates to your decision to market exclusively in countries with weak intellectual property laws. Your current reference to selling only in “certain select countries” is overly vague and does not clearly identify the applicable risk. Make corresponding changes at page 93, as necessary.

In response to the Staff’s comment, the Company has added disclosure and clarified the language on pages 19 and 92-93.

Intellectual Property Cross-Licensing..., page 123

2.             We note that, in response to prior comment 4, you now disclose that only a material breach allows you to terminate the agreement with China SemiLEDs.  Please tell us why, in light of section 11 in exhibit 10.15, only a material breach is cause for termination. For instance, we note that the agreement would also appear to be terminated in the event of insolvency.

In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement to clarify that the language regarding termination provided on page 124 was intended to explain the circumstances described under Section 11.1(3) of the agreement, which describes termination rights available to the Company where it has lost majority control of the board of directors of China SemiLEDs as a result of a material breach by the other parties to the agreement.  The disclosure was not intended to enumerate all instances where the Company could terminate the agreement.  The Company has nevertheless revised page 124 to include additional disclosure setting forth certain other termination rights provided for in the agreement.

Exhibit 5.1

3.             We note your response to prior comment 8 and reissue in part. Please ask your counsel to revise the opinion to clarify, if true, that the factual statements relied upon by it for purposes of its opinion were limited to those factual statements made by representatives of the company. In this regard, we note that item (c) of the second paragraph remains overbroad.

In response to the Staff’s comment, we have revised our opinion and have filed such amended opinion as Exhibit 5.1.

4.             We note your response to prior comment 9 and reissue. If the shares to be sold are currently duly authorized,  please request that counsel revise its opinion to provide this clarification.

Please see our response to comment 3.

Exhibit 8.1

5.             We note your responses to prior comments 3 and 11. Given your response to comment 5 of the staff’s letter dated October 21, 2010, it remains unclear why you now conclude that tax opinions are not required. Please confirm, if true, that there are no material tax consequences to holders or to you related to the application of United States, PRC or Taiwan tax law.

We confirm that there are no material tax consequences to U.S. holders or the Company as a result of the application of United States, PRC, Taiwan or other foreign tax laws with respect to the issuance of the securities contemplated in the Registration Statement.  Material consequences to non-U.S. holders are set forth in Exhibit 8.1.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:           Trung T. Doan, CEO, SemiLEDs Corporation

David Young, CFO, SemiLEDs Corporation

Thomas H. Tobiason, Orrick, Herrington & Sutcliffe

Steven V. Bernard, Wilson Sonsini Goodrich Rosati

Allan Yu, KPMG (Taiwan)

Travis D. Jensen, KPMG LLP (United States)